200 East Randolph Drive Chicago, Illinois 60601
Carol Anne Huff To Call Writer Directly: 312 861-2163 chuff@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200
June 5, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Tim Buchmiller
Andri Boerman
Angela Crane
Gabriel Eckstein

Re:	John Bean Technologies Corporation
Registration Statement on Form 10
Filed on April 30, 2008
File No. 001-34036

Ladies and Gentlemen:

John Bean Technologies Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an amendment (the “Amendment”) to its Registration Statement on Form 10 filed April 30, 2008 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated May 28, 2008. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement filed April 30, 2008. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

June 5, 2008

General

1.	We note the market and industry data and other statistical information used throughout your information statement. Please provide us with support for the market opportunity data you have included in your prospectus. Clearly mark the relevant sections that support the data you have included and the page number of your information statement where such data has been used. Please also tell us:

•	how you confirmed that the data used in your prospectus reflects the most recent available information;
•	whether all the data is publicly available;
•	whether you paid for the compilation of any of the data;
•	whether any data was prepared for use in the registration statement; and
•	whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response: In response to the Staff’s comment, the Company has supplementally provided to the Staff support for the market and industry data, the statistical information and the market opportunity data (collectively, the “Industry Data”) included in the Registration Statement. The Company confirms that all the Industry Data included in the Registration Statement is publicly available and represents the most recently published data from each of the respective sources. The Company confirms that it did not pay for the compilation of any of the Industry Data. However, Euromonitor International does charge a download fee to access its information. In addition, the Company confirms the Industry Data was not prepared for use in the Registration Statement and the Company was not otherwise affiliated with the preparation of the Industry Data. The Company respectfully notes the disclosure on page (ii) of the Registration Statement regarding the Industry Data. Because the Industry Data is publicly available, the Company did not seek respective authors’ consent to use the Industry Data in the Registration Statement.

Securities and Exchange Commission

June 5, 2008

Questions and Answers..., page iii

Can FMC Technologies decide to cancel ...?, page iv

2.	Please expand the answer to your question to disclose the business conditions that would cause your board of directors to not complete the spin-off.

Response: The Company has revised its disclosure on page iv of the Registration Statement in response to the Staff’s comment to provide examples of business conditions which might impact the board of directors approval of completion of the spin-off.

Do you intend to pay dividends., page v

3.	We note that you intend to pay dividends. Please disclose the effect that your dividend payment may have, if any, on the amount of dividends now being paid by FMC Technologies. For example, please clarify if FMC Technologies intends to adjust its current dividend so that stockholders who retain their shares of FMC Technologies and John Bean Technologies shares will receive, in the aggregate, the same dividend dollars before the spin-off.

Response: FMC Technologies, Inc. (“FMC Technologies”) does not currently pay a dividend. Because no dividend is currently paid by FMC Technologies and any decision to do so in the future will be made independently by the Board of Directors of FMC Technologies, the Company’s decision to pay a dividend will not impact FMC Technologies’ decision to pay (or not pay) a dividend to its shareholders. The Company has supplemented the disclosure on pages v and 32 of the Registration Statement in response to the Staff’s comment.

Our Strengths, page 1

4.	Please clarify your statement in the first bullet point that you provide “high-value” solutions, and your belief that you have “#1 or #2 market positions” by disclosing whether you use sales or another indicator to determine market position.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to remove all references to “high-value” and to include disclosure that is more descriptive of the value proposition that the Company believes it delivers to its customers. The Company has revised page 1 of the Registration Statement to reflect that its belief that it has the #1 or #2 market positions based upon sales.

Risk Factors, page 9

Securities and Exchange Commission

June 5, 2008

Customer sourcing initiatives..., page 13

5.	Please clarify how customer use of online auctions or off-shore engineering is a risk to your business. For example, will your customers use online auctions to purchase equipment instead of purchasing it from you? If so, since you disclose in the “Business” section of your information statement that you provide customized products, please further explain how online auctions can be a source of competition.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 13 to remove the references to “online auctions” and “off-shore engineering,” as the Company does not believe these are material risks.

The Spin-Off, page 26

6.	Please specify what other consents and regulatory approvals you are referring to in the first sentence of the, second paragraph.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Registration Statement to delete the references to other consents and regulatory approvals as the Company is not aware of any other material consent or approval that is required.

All stockholders should consult..., page 28

7.	We note your disclosure in the third paragraph on page 29 that FMC Technologies stockholders may make the described designation “provided that such designation is consistent with the terms of the spin-off.” Please clarify what this means and how stockholders will know whether their designations are consistent with the terms of the spin-off.

Response: The Company has revised the disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 33

8.	Please revise to remove the caption relating to cash from your presentation of capitalization.

Securities and Exchange Commission

June 5, 2008

Response: In response to the Staff’s comment, the Company has removed the caption relating to cash from its presentation of capitalization on page 33 of the Registration Statement.

Unaudited Pro Forma Combined Financial Data, page 34

9.	Please tell us your consideration of the usefulness of providing earnings per share based on the guidance in Article 11-02(b)(7)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its Unaudited Pro Forma Combined Financial Data on page 35 of the Registration Statement to include basic and diluted earnings per share.

Management’s Discussion and Analysis..., page 40

Cautionary Note Regarding Forward-Looking Statements, page 40

10.	Please remove any references to the safe harbor for forward-looking statements as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with registration statements of new issuers.

Response: In response to the Staff’s comment, the Company has removed all references to the safe harbor for forward looking statements.

Corporate Items, Outlook for 2008, page 45

11.	We note you expect corporate items to remain about even with prior year levels. Please reconcile this with the disclosure on page 34, that you “currently believe the estimate for the costs of these services could be approximately $12 million to $13 million in 2009” or approximately $2 million higher then prior year. Please revise or advise.

Response: The Company respectfully notes that its disclosure on page 34 of the Registration Statement references its expectations for corporate expenses in 2009 — its first fiscal year as a standalone entity. The Company also respectfully notes that its disclosure on page 45 of the Registration Statement references its expectations for 2008, which the Company does not expect to be materially different from 2007.

Securities and Exchange Commission

June 5, 2008

Liquidity and Capital Resources, page 49

12.	You disclose in the second risk factor on page 18 that you have a significant amount of indebtedness relative to your equity. Please expand your discussion in this section to address the substantial indebtedness that you will have at the time of the spin-off and describe the effect of that indebtedness on your liquidity.

Response: In response to the Staff’s comment, the Company has revised its disclosure regarding its liquidity and capital resources on page 49 of the Registration Statement. In addition, the Company also respectfully directs the Staff to the first sentence of the third paragraph under the caption “Liquidity and Capital Resources” that notes the Company believes its “cash flows from operations and [its] credit facilities will be sufficient to service [its] indebtedness and to satisfy [its] future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for the foreseeable future.”

Contractual Obligations and Off-Balance Sheet Arrangements, page 51

13.	Regarding the off-balance sheet arrangements you list in your table on page 51, please disclose the nature and business purpose of those arrangements, their importance to your liquidity, as well as any other disclosures required under Item 303(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure regarding contractual obligations and off-balance sheet arrangements on page 51 of the Registration Statement.

Executive Compensation, page 81

Cash Pay Elements—Base Pay, page 85

14.	Please clarify how the annual market surveys are used to set the merit increase guidelines.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Registration Statement to provide a more detailed description of annual market survey utilization for merit increase guidelines.

Securities and Exchange Commission

June 5, 2008

Cash Pay Elements—Annual Non-Equity Incentive Compensation, page 86

15.	Please refer to the second sentence of the first paragraph in this section. Disclose how the compensation percentage was determined for each named executive officer and how the salary grade affected that percentage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Registration Statement. In addition, the Company respectfully directs the Staff to the first paragraph under the heading “Executive Compensation—Cash Pay Elements—Annual Non-Equity Incentive Compensation—JBT Corporation” on page 89 regarding the Staff’s comment concerning the determination of the compensation percentage for each named executive officer.

Securities and Exchange Commission

June 5, 2008

16.	You indicate that you have omitted certain of the API objectives from the table on page 87 because you believe disclosure of those objectives would cause competitive harm. Please provide us with a detailed explanation supporting your conclusion that the omitted API objectives are properly excluded under Instruction 4 to Item 402(b) of Regulation S-K and would not be material to an investor’s understanding of your executive compensation. To the extent that it is appropriate to omit Specific targets or performance objectives, you are required by Instruction 4 to provide appropriate disclosure. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 87, 88 and 89 of the Registration Statement.

Securities and Exchange Commission

June 5, 2008

As disclosed on page 87 of the Registration Statement, FMC Technologies utilizes business performance (“BPI”) and individual performance (“API”) criteria in order to set the annual non-equity incentive compensation plan award for its named executive officers (as well as all other bonus eligible employees). This evaluation is heavily weighted toward the BPI criteria, at 70%, while the API criteria represents only 30% of the total annual incentive compensation award weighting. For 2007, FMC Technologies’ Compensation Committee evaluated API performance objectives for only one of the Company’s four named executive officers — Charlie Cannon. API objective performance evaluations for Messrs. Mambu, Podesta and Arvidsson were performed by those individuals’ direct reports, and only the total amount of annual incentive compensation awards granted to FMC Technologies’ executive officers that were not also named executive officers was reported to FMC Technologies’ Compensation Committee. Mr. Cannon performed these evaluations for Messrs. Podesta and Arvidsson. FMC Technologies’ Chief Financial Officer evaluated Mr. Mambu’s API objective performance.

In the evaluation of individual API performance, the Compensation Committee, as well as the individuals to whom the other executive officers report, use business judgment in determining the compensation that is appropriate and consider quantitative performance factors as part of the total mix of information considered in performing the evaluation. The individuals to whom Messrs. Mambu, Podesta and Arvidsson reported evaluated their bonus-eligible employees on a large number of individual API objectives. The degree of quantitative versus qualitative review of these objectives depends upon how quantitatively measurable the objective is.

As disclosed on page 87 of the Registration Statement, annual incentive compensation awards represented only 6% of the total compensation of the Company’s anticipated named executive officers reported for 2007. Again, only 30% of the API ratings derive from individual performance, and those ratings ranged across a narrow band of 1.2 to 1.4 percent during 2007, and 1.25 to 1.4 percent in 2006. The maximum rating is a 2.0.

The API and BPI objectives under FMC Technologies’ annual non-equity incentive compensation program were intended to be challenging for the

Securities and Exchange Commission

June 5, 2008

participants, and awarded to participants only if FMC Technologies had what it considered to be a successful year. The targets were meant to require substantial efforts by executive officers and their teams toward FMC Technologies’ strategic goals and cost cutting measures, but at the same time they were intended to be within reach if such significant efforts were made. The specific increases in corporate financial performance over prior year results that were required to achieve the 2007 BPI targets are detailed on page 86 of the Registration Statement. For individual API objectives, the level of performance and resulting individual ratings on objectives required to achieve an API rating of 2.0 is quite high and unusual, and would require achievement of multiple stretch objectives, as evidenced by the fact that the ratings did not fall outside a band of 1.2 to 1.4 over 2006 and 2007, despite successive years of strong financial performance for FMC Technologies overall. Mr. Cannon’s execution-oriented earnings per share growth objectives that are competitively sensitive and omitted from the Registration Statement required profitability improvement exceeding 10% and 16% for certain businesses.

Since the API component of the annual incentive compensation award is much less significant than other factors that impacted the Company’s anticipated named executive officers’ compensation from FMC Technologies, the Company did not believe an exhaustive discussion of each executive officer’s API objectives would provide material information that is necessary to an understanding of the compensation arrangements for its executive officers, and the Company chose instead to highlight those API objectives that had the most significant impact on each officer’s API rating, and would not result in the Company disclosing competitively sensitive information.

In addition, because FMC Technologies’ Compensation Committee evaluated Mr. Cannon’s performance of his API objectives, in light of the Staff’s comment, the Company has provided additional detail on page 88 of the Registration Statement regarding Mr. Cannon’s API objectives.

The Company has omitted a limited number of competitively sensitive API performance objectives for Mr. Cannon. As an example, certain individual API objectives are derived from the Company’s confidential business plans and include specific profitability targets as well as the accomplishment of proposed acquisition and disposition strategies. In the latter case, the Company is not willing to disclose information of this nature during the time those strategies are

Securities and Exchange Commission

June 5, 2008

being developed or are being pursued due to the impact that such a premature announcement could have on the achievement of those strategies as well as the disruption that announcement of product line or business disposition plans could have on productivity of the affected business.

Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), requires reference to, and an analysis of, the applicable exemption(s) from disclosure under the Freedom of Information Act (“FOIA”). Under 17 C.F.R. § 200.80(b)(4), the Commission’s regulations promulgated under FOIA, “commercial or financial information obtained from a person and privileged or confidential . . .” is exempt from public disclosure. FOIA contains no definition of “privileged” or “confidential.” In Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527 (D.C. Cir. 1979), the U.S. Court of Appeals for the District of Columbia Circuit held that information is privileged or confidential for purposes of FOIA if it is not of the type normally released to the public and it is of the type that would cause substantial competitive harm if released. It is sufficient to show actual competition and the likelihood of substantial competitive injury. Id. at 530.

For the reasons discussed below, the Company believes the omitted API objectives are not available publicly, and their disclosure could have material adverse consequences to the Company’s competitive position if required to be disclosed and are not necessary for the protection of current and prospective stockholders of the Company. Accordingly, the Company believes the omitted API objectives are exempt from mandatory disclosure under FOIA.

To the best of the Company’s knowledge, (1) the omitted API objectives are not available publicly, nor is it possible to determine the omitted API objectives from publicly available sources, (2) the Company and FMC Technologies have made every effort not to publicly disclose the omitted API objectives and (3) access to

Securities and Exchange Commission

June 5, 2008

the omitted API objectives has been restricted to those who have a need to know such information and such persons either have been instructed to keep such information confidential or are under a duty to keep such information confidential. Furthermore, the Company believes that the information contained in the omitted API objectives is not the type of information required to be disclosed under applicable Delaware corporate law (the Company’s state of incorporation) upon a standard stockholder request to examine the books and records of the Company and no such disclosure has occurred. It is unlikely, therefore, that the omitted API objectives will become public knowledge unless the Commission requires the disclosure of the omitted API objectives.

In addition, the Company believes that if the Company’s existing and potential competitors have access to the omitted API objectives, they will be able to gain insight into the Company’s confidential business plan, jeopardizing the Company’s competitive position. The Company believes that the competitive harm in this event could be significant. The Company further believes that current and prospective stockholders do not need the information contained in the omitted API objectives for their protection and will not be prejudiced should the omitted API objectives remain confidential.

The information for which confidential treatment is requested is such that its non-disclosure will not result in the Company failing to provide meaningful disclosure to investors regarding its executive compensation program. The Company believes that if the Company’s existing and potential competitors have access to the omitted API objectives, they will be able to gain insight into the Company’s confidential strategic plans and growth initiatives. This could jeopardize the Company’s competitive position and compromise the Company’s ability to successfully complete or favorably negotiate the terms of M&A transactions and significant contracts. The Company believes that the risk of competitive harm that would arise from public disclosure of this information significantly outweighs the materiality of this information to an understanding of the factors that significantly affect the compensation the Company expects to provide to its named executive officers.

The Registration Statement discloses all material aspects of the Company’s compensation programs with the exception of certain of its most competitively sensitive objectives. Further, the Company will disclose at the end of the performance period under the annual incentive compensation award program information concerning how much has been earned by its named executive officers based upon the Company’s actual financial performance. By keeping confidential only the most sensitive information, the Company will afford its stockholders and potential investors the opportunity to review the substance of the Company’s compensation arrangements with management while preserving the Company’s competitive interests.

Securities and Exchange Commission

June 5, 2008

Accordingly, the Company believes the Registration Statement, without disclosing the omitted API objectives evaluated by FMC Technologies’ Compensation Committee, provides stockholders with the information required by Instruction 4 to Item 402(b) of Regulation S-K.

17.	The introductory paragraph to your table caption “2007 API Performance” indicates that the table lists the objectives that your named executive officers had and their performance against those objectives. We note, however, that the disclosure in the table seems to only provide the objectives that were accomplished. Please reconcile and clarify whether all objectives were met.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 88 of the Registration Statement to clarify that Messrs. Mambu, Podesta and Arvidsson were evaluated on a large number of individual API objectives. The Company only highlighted those objectives that had a material impact on the executives’ annual compensation awards and page 88 of the Registration Statement has been revised to clarify that the table sets forth only the material factors considered in evaluating their 2007 API Performance.

18.	You disclose in the second paragraph on page 88 that for fiscal year 2008 you will use BPI targets based on EBIT, rather than the EBITDA targets used by FMC Technologies in fiscal year 2007. Please discuss and analyze the reasons for the changes in your targets. In addition, disclose what makes up the API rating.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of the Registration Statement. Regarding disclosing what makes up the API rating, the Company respectfully directs the Staff to the disclosure in the fourth paragraph under “Cash Pay Elements—Annual Non-Equity Incentive Compensation” on page 87 of the Registration Statement, which states that the API rating is based on the achievement by an executive officer of both quantifiable performance objectives as well as other, more subjective objectives, and to the additional detail that follows regarding that calculation.

Securities and Exchange Commission

June 5, 2008

Equity Compensation Practices, page 89

19.	Please discuss and analyze the reasons that your equity compensation awards will primarily be in the form of restricted stock rather than other forms of equity compensation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 90 of the Registration Statement.

Non-Qualified Deferred Compensation Table, page 103

20.	Please tell us why the amounts in column (c) of your table do not reconcile to the amounts in the “Company, Contributions and Other Allocations to Vested and Unvested Defined Contribution Plans” row in the table on page 97.

Response: Amounts listed on table on page 104 under the column titled “Registrant Contributions in the Last Fiscal Year” do not include Company matching contributions to the 401(k) plan. Pursuant to Rule 402(i)(2) only amounts deferred on a non tax-qualified basis are included in this table. In contrast, the amounts included in the “Company, Contributions and Other Allocations to Vested and Unvested Defined Contribution Plans” row in the table on page 98 include FMC Technologies contributions to the 401(k) plan.

Description of Indebtedness, page 125

21.	Please disclose the purposes of the $200 million dividend to FMC Technologies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 126 of the Registration Statement to provide the purposes of the dividend to FMC Technologies.

Combined Financial statements of John Bean Technologies Corporation, page F-1 Report of Independent Registered Public Accounting Firm, page F-2.

Securities and Exchange Commission

June 5, 2008

22.	Your reports from your independent registered public accounting firm are not signed. Please amend this registration statement to include signed reports.

Response: The reports from the Company’s independent registered public accounting firm have been signed in the Amendment.

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-7.

23.	We note that your financial presentation is based on combined financial statements. Please explain to us why you concluded that combined financial statements are more meaningful to the readers of the financial statements than consolidated financial statements. In your explanation, also include the circumstances involved in any departure from the normal practice of consolidating. For further guidance, refer to Rules 210.3A-02 and 210.3A-03 of Regulation S-X. Expand your disclosure to address our concern.

Response: Combined financial statements were used because the Foodtech and Airport Systems businesses are affiliated companies and do not have a parent-subsidiary relationship. The use of combined financial statements is not more or less meaningful to the readers than the use of consolidated financial statements as the Company’s financial presentation was no different based on combined financial statements than it would have been based on consolidated financial statements. There was no departure from normal consolidation accounting.

Note 8. Stock-Based Compensation, page F-20

24.	We note that you used a Monte Carlo simulation and a Black-Scholes option pricing model to estimate the fair value of market-based awards and stock options, respectively. For each method you use, please expand your disclosure to describe significant assumptions used to estimate the fair value including expected terms, expected volatility, expected dividends, risk-free rates, and discount for post-vesting restrictions and the method for estimating it. For further guidance, refer to paragraph A240.e. of SFAS 123(R).

Response: The Company has expanded Note 8: Stock-Based Compensation footnote to include valuation assumption information for the

Securities and Exchange Commission

June 5, 2008

Monte Carlo simulation method used by FMC Technologies to estimate fair value of the stock-based compensation awards allocated to the Company. During the periods presented in the Registration Statement, FMC Technologies has granted market-based restricted stock awards, resulting in allocated compensation expense to the Company. Stock options were not granted in any of the periods presented. Therefore, the Company has revised its disclosure to exclude the reference to stock options granted (and the Black-Scholes method of estimating fair value for stock options). The Company has disclosed the methods and assumptions used to estimate fair value of restricted stock awards granted, in accordance with paragraph A240.e. of FAS 123R. The Company advises that there are no post-vesting restrictions on these awards and therefore no discount was applied as would be required under paragraph A240.e.(2)(e).

25.	In this regard, please expand to include all other minimum disclosures required under paragraph A240 of SFAS 123(R) and SAB Topic 14, as appropriate.

Response: The Company has expanded Note 8: Stock-Based Compensation to include other disclosures relating to the stock-based compensation allocated to the Company by FMC Technologies.

We hope that the foregoing has been responsive to the Staff’s comments. The Company has provided the requested acknowledgments in Exhibit A to this letter. All inquiries, comments, notices and orders with respect to this letter, should be directed to Carol Anne Huff of Kirkland & Ellis LLP at (312) 861-2163. The address of the Company is John Bean Technologies Corporation, 200 E. Randolph Drive, Floor 66, Chicago, IL 60601, Attention: Charles H. Cannon, Jr.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Sincerely,

/s/ Carol Anne Huff Carol Anne Huff

cc:	Charles H. Cannon, John Bean Technologies Corporation
R. Scott Falk, P.C., Kirkland & Ellis LLP
Nicole McGrath, KPMG LLP

Exhibit A

[Attached]

June 5, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Tim Buchmiller
Andri Boerman
Angela Crane
Gabriel Eckstein

Re:	John Bean Technologies Corporation
Registration Statement on Form 10
Filed on April 30, 2008
File No. 001-34036

Ladies and Gentlemen:

John Bean Technologies, Inc. (the “Company”), is writing in response to the comment letter to Charles H. Cannon, Jr., dated May 28, 2008, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form 10 filed April 30, 2008 (as amended, the “Registration Statement”).

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Charles H. Cannon, Jr.
Charles H. Cannon, Jr., Chief Executive Officer